UNIVESCO, INC.
2800 N. Dallas Parkway
Suite 100
Plano, Texas 75093-5994

972/836-8000
972/836-8015 Fax



May 18, 2007



Cicely LaMothe
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Republic Realty Fund I
Form 10-K fiscal year ended December 31, 2006
SEC File No. 000-11578

Dear Ms. LaMothe,

We are in receipt of your letter dated May 11, 2007 requesting information about our recently filed 10-K. The following should directly answer your questions:

Item 1:	 Depreciation:	Depreciation ceased on the real estate held for sale,
net of depreciation, as of October 15, 2006, the date the Partnership classified the long-lived asset as held for sale.

Item 2 Controls and procedures We have restated Item 9A to read Based on their most recent evaluation, which was completed December 31, 2006. We have just sent the amended 10-K to the sec.


Item 3 Exhibit 31 We have restated Exhibit 31 removing all references to Annual or quarterly report. We have just sent the amended 10-K to the sec.

The partnership acknowledges that:
* The partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
* The partnership may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments, please contact the undersigned at 972 836 8010.

Thank you for you assistance.

Sincerely,

/s/ Paul m Ivanoff
Paul Ivanoff
Treasurer Univesco, Inc.
Management Agent